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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         -------------------------------

                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------


                    ENSTAR INCOME/GROWTH PROGRAM 5-B, L.P.
                    ----------------------------------------
                            (Name of Subject Company)

                      MADISON LIQUIDITY INVESTORS 104, LLC
                      MADISON/OHI LIQUIDITY INVESTORS, LLC
                      ------------------------------------
                                    (Bidders)

                          LIMITED PARTNERSHIP INTERESTS
                         ------------------------------
                         (Title of Class of Securities)

                                      NONE
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                                                   Copy to:
     Ronald M. Dickerman                           Lance D. Myers, Esq.
     Madison Liquidity Investors 104, LLC          Cullen and Dykman
     Madison/OHI Liquidity Investors, LLC          177 Montague Street
     P.O. Box 7461                                 Brooklyn, New York 11201
     Incline Village, Nevada 89452                 (718) 780-0048
     (212) 687-0251
     ----------------------------------------------------------------------
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                      Communications on Behalf of Bidder)


                            CALCULATION OF FILING FEE
                ------------------------------------------------
                    Transaction                   Amount of
                     Valuation                    Filing Fee

                    $473,840.00                     $94.77
                ------------------------------------------------

* For purposes of calculating the filing fee only. This amount assumes the purchase of 5,923 Limited Partnership Interests ("Units") of the subject company at $80.00 in cash per Unit.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:
                  Form or Registration Number:
                  Filing Party:
                  Date Filed:

CUSIP NO. None                       14D-1                  Page __ of __ Pages


1.       Name of Reporting Person
         S.S. or I.R.S. Identification Nos. of Above Person

         Madison Liquidity Investors 104, LLC
         134022656

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [ ]
         (b)      [X]

3.       SEC Use Only

4.       Sources of Funds (See Instructions)

         WC, PF and OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

         [ ]

6.       Citizenship or Place of Organization

         Delaware

7.       Aggregate Amount Beneficially Owned by Each Reporting Person

         2,933    Madison Partnership Liquidity Investors 36, LLC
            40    Gramercy Park Investments, LP
         -----
         2,973

8.       Check if the Aggregate in Row (7) Excludes Certain Shares
         (See Instructions)

         [ ]

9.       Percent of Class Represented by Amount in Row (7)

         4.9

10.      Type of Reporting Person (See Instructions)

         OO

CUSIP NO. None                       14D-1                   Page __ of __ Pages

1.       Name of Reporting Person
         S.S. or I.R.S. Identification Nos. of Above Person

         Madison/OHI Liquidity Investors, LLC
         137167955

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [ ]
         (b)      [X]

3.       SEC Use Only

4.       Sources of Funds (See Instructions)

         WC, PF and OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

         [ ]

6.       Citizenship or Place of Organization

         Delaware

7.       Aggregate Amount Beneficially Owned by Each Reporting Person

         2,933    Madison Partnership Liquidity Investors 36, LLC
            40    Gramercy Park Investments, LP
         -----
         2,973

8.       Check if the Aggregate in Row (7) Excludes Certain Shares
         (See Instructions)

         [ ]

9.       Percent of Class Represented by Amount in Row (7)

         4.9

10.      Type of Reporting Person (See Instructions)

         OO

CUSIP NO. None                      14D-1                    Page __ of __ Pages

Item 1. Security and Subject Company.

     (a) This Schedule relates to limited partnership interests (the "Units") of Enstar Income/Growth Program 5-B, L.P. (the "Issuer"), the subject company. The address of the Issuer's principal executive offices is: 10900 Wilshire Boulevard, 15th Floor, Los Angeles, California 90024.

     (b) This Schedule relates to the offer by Madison Liquidity Investors 104, LLC (the "Purchaser"), to purchase up to 5,923 Units for cash at a price equal to $80.00 per Unit less the amount of any cash distributions made on or after February 10, 1999, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 10, 1999 (the "Offer to Purchase") and the related Agreement of Assignment and Transfer, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The Issuer had 59,830 Units outstanding as of September 30, 1998, according to its preliminary Form 10-Q.

     (c) The information set forth under the captions
"Introduction-Establishment of the Offer Price" and "Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

Item 2. Identity and Background.

     (a)-(d) The information set forth in "Introduction," "Certain Information Concerning the Purchasers" and in Schedule I of the Offer to Purchase is incorporated herein by reference.

     (e)-(g) The information set forth in "Certain Information Concerning the Purchasers" and Schedule I in the Offer to Purchase is incorporated herein by reference. Other than as set forth in the Offer to Purchase, during the last five years, neither the Purchasers nor, to the best of the knowledge of the Purchasers, any person named on Schedule I to the Offer to Purchase nor any affiliate of the Purchasers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.

Item 3. Past Contacts, Transactions or Negotiations with the Subject Company.

     (a)-(b) Not applicable.

Item 4. Source and Amount of Funds or Other Consideration.

     (a) The information set forth under the caption "Source of Funds" of the Offer to Purchase is incorporated herein by reference.

     (b)-(c) Not applicable.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.

     (a)-(e) and (g) The information set forth under the caption "Future Plans" in the Offer to Purchase is incorporated herein by reference.

     (f) Not applicable.

CUSIP NO. None                     14D-1                     Page __ of __ Pages


Item 6. Interest in Securities of the Subject Company.

         (a) and (b) The information set forth in "Certain Information Concerning the Purchaser" of the Offer to Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

     The information set forth in "Certain Information Concerning the Purchaser" of the Offer to Purchase is incorporated herein by reference.

Item 8. Persons Retained, Employed or To Be Compensated.

     None.

Item 9. Financial Statements of Certain Bidders.

     Not applicable.

Item 10. Additional Information.

     (a) None.

     (b)-(c) The information set forth in "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

     (d) None.

     (e) None.

     (f) Reference is hereby made to the Offer to Purchase and the related Agreement of Assignment and Transfer, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, and which are incorporated herein in their entirety by reference.

Item 11. Material to be Filed as Exhibits.

      (a)(1)  Offer to Purchase dated February 10, 1999

      (a)(2)  Agreement of Assignment and Transfer

      (a)(3)  Form of Letter to Unitholders dated February 10, 1999

      (a)(4)  Form of Advertisement (if applicable)

      (b)(1) Loan Agreement between Madison/OHI Liquidity Investors, LLC and Omega Healthcare Investors, Inc. dated as of October 2, 1998.

      (c)-(f) Not applicable.

CUSIP NO. None                     14D-1                     Page __ of __ Pages


                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 1999

Madison Liquidity Investors 104, LLC
Madison/OHI Liquidity Investors, LLC
By Ronald M. Dickerman, Managing Director


By:      /s/ RONALD M. DICKERMAN
         --------------------------------------
         Ronald M. Dickerman, Managing Director

CUSIP NO. None                     14D-1                     Page __ of __ Pages


                                 EXHIBIT INDEX

Exhibit    Description                                                     Page
-------    -----------                                                     ----
(a)(1)     Offer to Purchase dated February 10, 1999
(a)(2)     Agreement of Assignment and Transfer
(a)(3)     Form of Letter to Unitholders dated February 10, 1999
(a)(4)     Form of Advertisement (if applicable)
(b)(1)     Loan Agreement between Madison/OHI Liquidity Investors,
           LLC and Omega Healthcare Investors, Inc. dated as of
           October 2, 1998.